UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 3)

A. H. Belo Corporation

(Name of Issuer)

Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)

001282 20 1

(CUSIP Number)

Dealey D. Herndon

P.O. Box 224866

Dallas, TX 75222-4866

(214) 977-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 3, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Dealey D. Herndon
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 100,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.05%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 3 to Schedule 13D (this “Statement”) is filed by Dealey D. Herndon, individually (the “Reporting Person”), with respect to shares of the Series B common stock, par value $0.01 per share (the “Series B Common Stock”), of A.H. Belo Corporation, a Texas corporation (the “Issuer”). This Statement reports the following changes to the information previously disclosed in Amendment No. 2 to Schedule 13D filed by the Reporting Person on June 24, 2016.

Item 1. Security and Issuer

Item 1 is amended and supplemented to add the following information:

This statement on Schedule 13D/A (this “Statement”) relates to Series B Common Stock, par value $0.01 per share (the “Common Stock”), of A. H. Belo Corporation, a Texas corporation (the “Issuer”). The address of the principal executive office of the Issuer is P.O. Box 224866, Dallas, Texas, 75222-4866.

Item 2. Identity and Background.

Item 2 is amended and supplemented to add the following information:

(a) This Statement is filed on behalf of Dealey D. Herndon (the “Reporting Person”).

(b) The address of the principal business and principal office for the Reporting Person is P.O. Box 224866, Dallas, Texas, 75222-4866.

(c) The Reporting Person is a former director of the Issuer with an address at P. O. Box 224866, Dallas, Texas 75222-4866.

(d) & (e) During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented to add the following information:

This Statement reflects the disposition of 100,000 shares of Series B Common Stock by the Reporting Person to Robert W. Decherd in a privately-negotiated transaction at a price of $5.00 per share on May 3, 2019. No funds were expanded in connection with the foregoing transaction.

In addition, the Reporting Person’s deemed dispositions reflected in this Amendment No. 3 to Schedule 13D result from the expiration on May 9, 2016, May 8, 2017 and July 23, 2018, of stock options to acquire 1,323, 1,134 and 15,900 shares, respectively, of the Issuer’s Series B common stock. No funds were expended in connection with the foregoing deemed dispositions.

Item 4. Purpose of Transaction.

Item 4 is amended and supplemented to add the following information:

The Reporting Person’s transaction requiring the filing of this Amendment No. 3 to Schedule 13 D is the sale in a privately-negotiated transaction of shares of the Issuer’s Series B common stock. The Reporting Person sold shares in the privately-negotiated transaction for family estate planning purposes. The Reporting Person intends to review her investment in the Issuer on a continuing basis and may, at any time, consistent with the Reporting Person’s obligations under the federal securities laws, determine to increase or decrease her ownership of shares of the Issuer’s Series B common stock through purchases or sales in the open market or in privately-negotiated transactions. The Reporting Person’s review of her investment in the Issuer will depend on various factors, including the Issuer’s business prospects, other developments concerning the Issuer, general economic conditions, financial and stock market conditions, the Reporting Person’s personal financial situation, need for, and availability of capital, and any other facts and circumstances which may become known to the Reporting Person regarding her investment in the Issuer. At the time of filing of this Amendment No. 3 to Schedule 13D, the Reporting Person has no plans to purchase additional shares of common stock in the open market in the immediate future. However, the Reporting Person may engage in privately-negotiated transactions in the future, and reserves her right to reevaluate her investment in the Issuer and to purchase additional shares in the open market or otherwise.

Except as may occur in the ordinary course of business of the Issuer, the Reporting Person has no present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the board of directors or executive management of the Issuer or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer’s business or corporate structure, (vi) changes in the Issuer’s Certificate of Formation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, (vii) a series of securities of the Issuer being delisted from a national securities exchange or no longer being quoted in an inter-dealer quotation system of a registered national securities association, (viii) a series of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (ix) any action similar to any of those described above.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and supplemented to add the following information:

(a) As of the date of filing of this Statement, the Reporting Person beneficially owns 100,000 shares of Series B Common Stock, representing approximately 4.05% of the Series B Common Stock based on the number of shares outstanding as of April 25, 2019, all of which shares are held directly by the Reporting Person.

(b) As of the date of filing of this Statement, the Reporting Person has (i) the sole power to vote and sole dispositive power over 100,000 shares of the Series B Common Stock.

(c) Except as disclosed in Item 3, the Reporting Person has not effected any transaction involving shares of Series B Common Stock of the Issuer during the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.

(e) On May 3, 2019, the Reporting Person ceased to be the beneficial owner of more than five percent (5%) of the shares of Series B Common Stock of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2019	DEALEY D. HERNDON, individually

/s/ Dealey D. Herndon
Dealey D. Herndon